Filed pursuant to Rule 425

of the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Filing by: Horizon Pharma public limited company

Subject Company: Depomed, Inc.

SEC File No. of Depomed, Inc.: 001-13111

This Rule 425 filing consists of a letter being mailed to Depomed, Inc. (“Depomed”) shareholders by Horizon Pharma plc (“Horizon Pharma”) which contains information regarding the proposed acquisition of Depomed by Horizon Pharma.

Horizon Pharma is mailing the letter to Depomed shareholders on or about September 10, 2015.

FELLOW DEPOMED SHAREHOLDERS: WE HAVE A CRITICALLY IMPORTANT AND IMMINENT DECISION

TO MAKE REGARDING THE FUTURE OF OUR EQUITY INVESTMENT

September 10, 2015

Dear Fellow Depomed, Inc. Shareholder:

Like you, Horizon Pharma plc (“Horizon Pharma” or “we”) is a holder of Depomed, Inc. (“Depomed”) common stock. In fact, Horizon Pharma currently owns 2.25 million shares of Depomed’s total shares outstanding. That’s nearly 4 percent of the company and an investment of more than $70 million.

In the discussions we’ve had with many of our fellow Depomed shareholders over the last several weeks, you’ve expressed the same profound frustrations with Depomed’s board of directors (the “Depomed board”) and senior management team that we’ve experienced for months. Today is your opportunity to take action.

It is our firm conviction that the Depomed board’s responses to our acquisition offers continue to be nothing short of dismissive, entrenched and out of step with the desires of most current shareholders.

We continue to strongly believe that a combination of Horizon Pharma and Depomed makes both strategic and financial sense. We expect our combined company will be highly profitable, with a diverse portfolio of branded medicines that have the potential to drive substantial future growth, generate tremendous cash flow and increase shareholder value.

As announced on August 13, 2015, we reiterated our offer to the Depomed board of an all-stock, tax-free transaction for $33.00 per share with a fixed exchange ratio of 0.95 shares of Horizon Pharma for each share of Depomed. On September 8th, we formally launched an exchange offer, offering Depomed shareholders the opportunity to exchange their shares for 0.95 shares of Horizon Pharma, subject to the terms and conditions thereof.

Through the proposed combination with Depomed, Horizon Pharma is prepared to deliver what we believe to be substantial value to Depomed shareholders – value that far exceeds anything the Depomed board or its management has been able to achieve. At the same time, our proposed transaction would provide ample liquidity for shareholders should they choose to sell their Horizon Pharma shares.

We are confident that the combined company would be significantly larger and more diversified than either company individually and positioned to realize substantial and sustainable future growth. As a Depomed shareholder, we think that you would benefit in two key ways from a combination with us:

•	First, a substantial premium for your shares—60 percent based on Depomed’s market price of $20.64 at the close business on July 6, 2015, the last trading day before our first offer to the Depomed board was publicly announced; and

Connaught House, 1st Floor, 1 Burlington Road, Dublin 4, Ireland

•	Second, from your pro forma ownership of approximately 32 percent in a new Horizon Pharma, the opportunity to share in the short- and long-term upside potential from this compelling combination.

However, despite what we believe our companies can achieve together, the Depomed board and Depomed’s management, over the last several months, have rejected our offers, refused to meaningfully engage with us despite the urging of fellow shareholders and have taken calculated steps to make it harder for you to take advantage of what we believe is a highly compelling offer.

Instead of engaging with us to arrive at a negotiated price for your shares, the Depomed board:

•	Amended Depomed’s bylaws in order to hinder and delay the calling of a special meeting of shareholders (“Special Meeting”);

•	Created a so-called “poison pill” that will make completing our exchange offer impossible unless it is withdrawn or invalidated;

•	Distorted the merits of our offer through what we view as misleading public statements; and

•	To our knowledge, instructed their financial advisors not to engage in constructive dialogue with us.

Despite Depomed’s attempts to impede us and deny you the ability to decide for yourselves whether to accept our offer, we remain committed to successfully closing this transaction. However, we will need YOUR help to succeed.

We believe the quickest path for Depomed shareholders to have the opportunity to realize the benefits of a combination is to elect new independent directors to the Depomed board and reverse the recent bylaw amendments which impede the calling of a shareholder meeting. To that end, we have initiated the process for calling two Special Meetings of shareholders. That is why you are receiving solicitation materials today formally asking you to help us call these two Special Meetings.

You might be wondering why we’re soliciting proxies to call two Special Meetings, rather than the customary one Special Meeting. There’s a simple answer: the Depomed board rigidly enforced what we consider to be onerous and illegal requirements to call one Special Meeting. As a result of the recent bylaw amendments adopted by the Depomed board, the process to call a Special Meeting now requires that a shareholder first submit a notice to Depomed requesting a “request record date.” Once a request record date is set, a shareholder who solicits 10 percent of shares outstanding may call a Special Meeting within a certain number of days.

Horizon Pharma submitted a complete record date request notice on August 3, 2015 for calling a Special Meeting to consider and vote on proposals to remove the current Depomed board and to amend Depomed’s bylaws to remove and prevent further limits on shareholder action, and a supplement to that request on August 19, 2015 seeking to add the election of the replacement directors to that meeting agenda. Nevertheless, to hinder and delay the ability of Depomed shareholders to call a meeting to vote on a proposal to elect replacement directors, Depomed chose to view these closely related and complementary submissions as two separate requests – leaving us with no other option under the Depomed board’s interpretation of its recently amended bylaws than to pursue the calling of two Special Meetings (one for the removal of the current directors and reversal of the recent bylaw amendments and another for electing the new directors) in order to avoid further possible delay in calling any Special Meeting.

Connaught House, 1st Floor, 1 Burlington Road, Dublin 4, Ireland

Each of our shareholder proposals could have been voted on at one Special Meeting; however, the Depomed board and Depomed’s management instead chose to frustrate the rights of shareholders to formally express their views on our proposals by imposing additional unwarranted delay and in doing so, waste valuable corporate assets and time—all at the expense of Depomed’s shareholders.

THE DEPOMED BOARD AND DEPOMED’S MANAGEMENT TEAM HAVE

FAILED TO ACT IN YOUR BEST INTERESTS

Based on actions to date, we firmly believe that the Depomed board and Depomed’s management have no intention of allowing you to realize the value of a combination with Horizon Pharma under any realistic terms—despite what we firmly believe would be a combined company that is well positioned to generate significant revenue and earnings growth and strong cash flows as well as create substantial short- and long-term value for our respective shareholders.

Horizon Pharma has on several occasions indicated its willingness to sign a confidentiality agreement with Depomed, and, if Depomed can demonstrate more value than we are currently willing to pay, we would be open to increasing our current offer. So, we ask you: what are the Depomed board and Depomed’s management afraid of if they truly believe Depomed is indeed worth more than what we have offered to date?

Rather than engaging in meaningful discussions with Horizon Pharma focused on enhancing value for Depomed shareholders, the Depomed board and Depomed’s management have chosen to spend their time and Depomed’s resources engaging in what we view as a disinformation campaign and entrenchment tactics. We think that’s wrong…and so should you. You, the true owners of Depomed, can play an important role in bringing our two companies together even as your board and management team fight to keep us apart.

CALLING FOR THE SPECIAL MEETINGS WILL EMPOWER SHAREHOLDERS TO EXPRESS THEIR VIEWS

We believe that Depomed’s behavior is inappropriate, unlawful, and value-destructive and should immediately end. We have therefore initiated a process for calling two Special Meetings so that the voices of shareholders can be emphatically heard on our proposals to ultimately remove and replace the entire Depomed board and to repeal the recent bylaw amendments that make it harder for shareholders to call special meetings.

Our proposed slate of new directors has not made any commitment to us if elected other than that each nominee will serve as a director, exercise his or her best independent judgment in accordance with his or her fiduciary duties in all matters before the Depomed board and otherwise discharge his or her duties as a director of Depomed consistent with all applicable legal requirements. We believe that our slate, if elected, is more likely than the current Depomed board to engage in good faith discussions with us with respect to our offer or any future business combination offer from us.

Today, we have begun the process of soliciting revocable proxies from Depomed shareholders in order to deliver Special Meeting request forms to Depomed and to call two Special Meetings on your behalf as described further in the accompanying solicitation materials. We urge you to support this initiative and to take part in the eventual Special Meetings.

Connaught House, 1st Floor, 1 Burlington Road, Dublin 4, Ireland

Your support of our current solicitation to call the Special Meetings is extremely important. Our current solicitation is one of the first milestones in a multi-step process in connection with submitting our proposals to a vote of Depomed shareholders. Once the Special Meetings are called, we would then solicit revocable proxies for votes on our proposals and provide proxy materials for voting on such proposals at the Special Meetings. At the Special Meetings, you would then be permitted to vote in favor of all, some or none of our proposals, regardless of whether you previously joined us in calling for the Special Meetings.

Please complete, sign and date the accompanying WHITE and BLUE proxy cards and return the cards in the enclosed envelope as promptly as possible to MacKenzie Partners, Inc., which is assisting us in the solicitation of proxies to call the two Special Meetings.

Submission of your WHITE and BLUE Proxy Cards for the calling of the Special Meetings in no way binds you to vote for or against any of the proposals that Horizon Pharma intends to put forward for consideration at the Special Meetings.

WE ARE CONFIDENT IN OUR ASSERTION THAT HORIZON PHARMA

IS THE OPTIMAL ACQUIROR OF DEPOMED

We are very proud of Horizon Pharma and the work we’ve completed over the last several years to build our company for sustained success. Today, Horizon Pharma is an approximately $5 billion market cap biopharmaceutical company focused on improving patients’ lives by identifying, developing, acquiring and commercializing differentiated and accessible medicines that address unmet medical needs.

We believe that Horizon Pharma is the ideal acquiror for Depomed and its medications and that a combination of our companies represents the next logical step in our respective evolutions.

Horizon Pharma is still in the early stages of implementing what we believe is a highly successful growth strategy. Within the last two years, we’ve successfully completed and integrated four acquisitions, enabling us to rapidly grow net sales and adjusted EBITDA, as well as to significantly deepen and diversify our core business platforms. Notably, each of Horizon Pharma’s acquisitions has been immediately and substantially accretive. These include the acquisitions of Hyperion Therapeutics, Vidara Therapeutics, the U.S. rights to PENNSAID® 2%, and the U.S. rights to VIMOVO®.

In each of these transactions, Horizon Pharma has demonstrated an ability to continue delivering strong operating results across each of its business units, while integrating these medicines and businesses, thereby creating compelling value for shareholders, which is reflected in an over 1000 percent share price appreciation in the last two years. Most important, we’re confident that our senior management team is well respected by the investment community for our ability to leverage our broad commercial platform and best in class sales force.

In fact, our second-quarter earnings once again exceeded analyst expectations and we raised both sales and earnings guidance for 2015.

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Other financial highlights include:

•	Full-year net sales increased from $74 million in 2013 to $297 million in 2014, with an expected $660 to $680 million in net sales for 2015, a more than 100 percent increase.

•	Rapidly Growing Primary Care business:

•	Primary care net sales increased 42 percent in Q2 2015 from Q1 2015.

•	DUEXIS® net sales increased approximately 50 percent in Q2 2015 compared to Q1 2015. Of note, DUEXIS net sales increased 148 percent as compared to Q2 2014 and 131 percent in the first half of 2015 compared to the first half of 2014.

•	VIMOVO® net sales increased more than 20 percent in Q2 2015 compared to Q1 2015.

•	RAYOS® net sales increased 43 percent in Q2 2015 compared to Q1 2015.

•	PENNSAID® 2% net sales increased more than 60 percent in Q2 2015 compared to Q1 2015.

•	Additionally, prescriptions for PENNSAID 2% more than doubled from Q1 levels and rose to more than four times the number of prescriptions before Horizon Pharma took over marketing in Q4 2014.

•	ACTIMMUNE net sales were $25.8 million in Q2 2015, which represented a four percent sequential increase versus the first quarter of 2015. Also in Q2 2015, we initiated a Phase 3 study in Friedrich’s Ataxia (FA). If the clinical study results are positive and FDA approves the FA indication, commercialization could occur as early as 2017. An indication in FA alone is potentially a $500 million to $1 billion annual net sales opportunity, subject to FDA approval, and we are continuing research in other indications including combination with PD-1 inhibitors.

WE BELIEVE A COMBINATION OF HORIZON PHARMA AND DEPOMED IS STRATEGICALLY, FINANCIALLY AND OPERATIONALLY COMPELLING

It is our strong belief, and that of key Depomed shareholders, that Horizon Pharma’s offer to combine with Depomed will be value-enhancing, with compelling benefits such as:

•	The transaction will be immediately and substantially accretive for the benefit of shareholders of the combined company.

•	The combined company will immediately achieve enhanced critical mass. Based on Depomed’s and our current guidance, we project full-year pro forma 2015 net sales and adjusted EBITDA of $980 million to $1.02 billion and $360 million to $390 million, respectively, generated by more than 700 sales representatives and 13 marketed medicines for the combined entity.

•	The combined company is expected to benefit from meaningful sales and operating synergies as well as tremendous tax savings.

•	Horizon Pharma’s leading presence in orphan disease, primary care and specialty markets are complementary to Depomed’s specialty products that treat pain and other central nervous system disorders. We are confident the proven execution of our commercial organization and our broad platform will drive increased adoption and even stronger performance of the newly acquired Depomed products NUCYNTA® ER and NUCYNTA® as well as its existing medicines Gralise®, CAMBIA®, Lazanda® and Zipsor®.

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•	We believe the combination of our companies will provide additional financial flexibility and increased free cash flow for future M&A activity, enhanced access to the capital markets and considerably lower borrowing costs. For illustrative purposes, Horizon Pharma’s current leverage ratio is 4.6x adjusted EBITDA, as compared to Depomed’s 9.4x adjusted EBITDA. Under Horizon Pharma’s current offer, we anticipate that Depomed’s $575 million of senior secured notes bearing interest at 10.75 percent would be retired through use of cash on hand and a new debt issuance with an expected interest rate less than one-half Depomed’s current interest cost, allowing the combined company to realize a considerable cost savings and further adding to the value proposition for shareholders.

IT IS IMPORTANT THAT YOU SUPPORT US BY SUBMITTING AS PROMPTLY AS POSSIBLE THE

ACCOMPANYING WHITE AND BLUE PROXY CARDS IN FAVOR OF REQUESTING TWO SPECIAL MEETINGS

As shareholders of a pharmaceutical company, you understand that the period of time one can extract value from patented pharmaceutical products is finite. Depomed’s medicines are no different. Based on our analysis, every three months of delay in consummation of a transaction between our companies reduces the value of your assets to us by approximately $50 million. You need to act now before we can no longer justify the value we are offering.

THE PATH FORWARD IS IN YOUR HANDS

WE URGE YOU TO SUPPORT THE CALLING OF TWO SPECIAL MEETINGS

Given the refusal of the Depomed board and Depomed’s management to meaningfully engage with us, we feel strongly that the Depomed board, as currently constituted, provides no assurance that the best interests of Depomed shareholders are being sufficiently taken into account with respect to our offer. This is particularly relevant in light of what we believe are the illegal measures that the Depomed board has taken to disenfranchise shareholders, including the adoption of bylaws and a poison pill that are designed to make it harder for you to have a say in whether our companies should be combined. We believe that removal and replacement of the entire current Depomed board, together with our proposed bylaw amendments, are important steps for Depomed’s shareholders to protect their own interests and increase the likelihood of having the opportunity to consider our offer.

YOUR SUPPORT IS EXTREMELY IMPORTANT – SUBMIT YOUR WHITE AND BLUE PROXY CARDS TODAY

Thank you for your support and please don’t hesitate to contact us with any questions.

Timothy P. Walbert

Chairman, President and Chief Executive Officer

Horizon Pharma plc

Connaught House, 1st Floor, 1 Burlington Road, Dublin 4, Ireland

OTHER INFORMATION

Forward-Looking Statements

This communication contains forward-looking statements, including, but not limited to, statements related to Horizon Pharma’s offer to exchange its ordinary shares for all issued and outstanding shares of Depomed’s stock and the potential strategic and financial benefits thereof, the future financial performance and prospects of each of Horizon Pharma and Depomed, Horizon Pharma’s business strategy and plans, and other statements that are not historical facts.

These forward-looking statements are based on Horizon Pharma’s current expectations and inherently involve significant risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks that the conditions to the exchange offer will not be satisfied, Horizon Pharma will ultimately not pursue a transaction with Depomed or Depomed will reject engaging in any transaction with Horizon Pharma; if the conditions of the exchange offer are satisfied and/or a transaction is negotiated between Horizon Pharma and Depomed, risks related to Horizon Pharma’s ability to complete the acquisition on the proposed terms; the possibility that competing offers will be made; risks associated with business combination transactions, such as the risk that the businesses will not be integrated successfully, that such integration may be more difficult, time-consuming or costly than expected or that the expected benefits of the acquisition will not be realized; risks related to future opportunities and plans for the combined company, including uncertainty of the expected financial performance and results of the combined company following completion of the proposed acquisition; disruption from the proposed acquisition, making it more difficult to conduct business as usual or maintain relationships with customers, employees or suppliers; and the possibility that if the combined company does not achieve the perceived benefits of the proposed acquisition as rapidly or to the extent anticipated by financial analysts or investors, the market price of Horizon Pharma’s shares could decline, as well as other risks related to the Horizon Pharma and Depomed businesses, including the ability to grow sales and revenues from existing products; competition, including potential generic competition; the ability to protect intellectual property and defend patents; regulatory obligations and oversight; and those risks detailed from time-to-time under the caption “Risk Factors” and elsewhere in Horizon Pharma’s and Depomed’s respective filings and reports with the U.S. Securities and Exchange Commission (the “SEC”). Horizon Pharma undertakes no duty or obligation to update any forward-looking statements contained in this communication as a result of new information, except as required by applicable law or regulation.

Note Regarding Use of Non-GAAP Financial Measures

Adjusted EBITDA, or adjusted earnings before interest, taxes, depreciation and amortization, is used and provided by Horizon Pharma as a non-GAAP financial measure. The adjusted EBITDA for the pro forma combination included in this letter consists of the aggregate of reported guidance from each of Horizon Pharma and Depomed. Adjustments to Horizon Pharma’s expected EBITDA related to combined company’s products exclude acquisition transaction related expenses, loss on debt extinguishment, as well as non-cash items such as stock compensation, depreciation and amortization, royalty accretion, non-cash interest expense, and other non-cash adjustments. Certain other special items or substantive events may also be included in the non-GAAP adjustments periodically when their magnitude is significant within the periods incurred. Horizon Pharma believes that this non-GAAP financial measure, when considered together with the GAAP figures, can enhance an overall understanding of Horizon Pharma’s financial performance. Adjusted EBITDA is included with the intent of providing investors with a more complete understanding of the expected benefits of the combination including expected operational results and trends. In addition, these non-GAAP financial measures are among the indicators Horizon Pharma’s management uses for planning and forecasting purposes and measuring its performance. Adjusted EBITDA should be considered in addition to, and not as a substitute for, or superior to, financial measures calculated in accordance with GAAP. The non-GAAP financial measures used by Horizon Pharma may be calculated differently from, and therefore may not be comparable to, non-GAAP financial measures used by other companies, including adjusted EBITDA used by Depomed. Horizon Pharma has not provided adjusted EBITDA of the pro forma combined company nor has it provided a reconciliation of the adjusted EBITDA figure presented in this letter to the comparable GAAP figure because, in each case, certain items that are a component of net income (loss) cannot be reasonably projected, either due to the significant impact of changes in Horizon Pharma’s stock price on stock compensation, the variability associated with acquisition related expenses due to timing and other factors, or Horizon Pharma’s lack of access to information relating to Depomed.

Third Party-Sourced Information

Certain information included in this communication has been sourced from third parties. Horizon Pharma does not make any representations regarding the accuracy, completeness or timeliness of such third party information. Permission to cite such information has neither been sought nor obtained. All information in this communication regarding Depomed, including its businesses, operations and financial results, was obtained from public sources. While Horizon Pharma has no knowledge that any such information is inaccurate or incomplete, Horizon Pharma has not verified any of that information.

Additional Information

This communication does not constitute an offer to buy or solicitation of any offer to sell or vote securities and is for informational purposes only. It relates to the offer commenced by Horizon Pharma to exchange each issued and outstanding share of Depomed common stock for 0.95 Horizon Pharma ordinary shares. The offer will be made only through the Tender Offer Statement on Schedule TO or the Prospectus/Offer to Exchange included in the Registration Statement on Form S-4 (including the Letter of Transmittal and related documents and as amended from time to time, the “Exchange Offer Documents”) that Horizon Pharma has filed with the SEC. This communication also relates to a solicitation by Horizon Pharma of Depomed’s shareholders to call two special shareholders meetings to consider the principal proposals described in the Special Meetings Solicitation Statement (as defined below). On September 8, 2015, Horizon Pharma filed a definitive solicitation statement and accompanying WHITE and BLUE proxy cards with the SEC with respect to the solicitation of proxies to call two related Special Meetings of shareholders (including any amendments and supplements, the “Special Meetings Solicitation Statement”). Subject to further developments, Horizon Pharma may file one or more further supplements to the Special Meetings Solicitation Statement and additional solicitation statements and/or one or more proxy statements or other documents with the SEC in connection with such special shareholders meetings, and Horizon Pharma (and, if a negotiated transaction is agreed upon, Depomed) may file one or more registration statements, prospectuses, proxy statements, Exchange Offer Documents or other documents with the SEC in connection with the offer or any other proposed transaction involving Horizon Pharma and Depomed. This communication is not a substitute for any solicitation statement, proxy statement or other document filed with the SEC in connection with such special shareholders meetings or any registration statement, prospectus, proxy statement, Exchange Offer Document or other document Horizon Pharma and/or Depomed may file with the SEC in connection with the offer or any other proposed transaction involving Horizon Pharma and Depomed. INVESTORS AND SECURITY HOLDERS OF HORIZON PHARMA AND DEPOMED ARE URGED TO READ CAREFULLY THE SPECIAL MEETINGS SOLICITATION STATEMENT (INCLUDING ANY AMENDMENTS AND SUPPLEMENTS), THE ACCOMPANYING WHITE AND BLUE PROXY CARDS AND OTHER SOLICITATION STATEMENTS, PROXY STATEMENTS AND DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE SPECIAL SHAREHOLDERS MEETINGS AND THE EXCHANGE OFFER DOCUMENTS (INCLUDING ANY AMENDMENTS AND SUPPLEMENTS) AND ANY REGISTRATION STATEMENTS, PROSPECTUSES, PROXY STATEMENTS AND OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE OFFER OR ANY OTHER PROPOSED TRANSACTION INVOLVING HORIZON PHARMA AND DEPOMED WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT HORIZON PHARMA, DEPOMED, THE SPECIAL SHAREHOLDERS MEETINGS, THE OFFER OR ANY OTHER PROPOSED TRANSACTION INVOLVING HORIZON PHARMA AND DEPOMED, AS APPLICABLE. Investors and security holders may obtain free copies of the Special Meetings Solicitation Statement, the Exchange Offer Documents and any other related documents (when they are available) filed with the SEC at the SEC’s web site at www.sec.gov or by directing a request to Horizon Pharma’s Investor Relations department at Horizon Pharma, Inc., Attention: Investor Relations, 520 Lake Cook Road, Suite 520, Deerfield, IL 60015 or to Horizon Pharma’s Investor Relations department at 224-383-3400 or by email to investor-relations@horizonpharma.com. Investors and security holders may obtain free copies of the documents filed with the SEC on Horizon Pharma’s website at www.horizonpharma.com under the heading “Investors” and then under the heading “SEC Filings.”

Certain Information Regarding Participants

Horizon Pharma and/or Depomed and their respective directors, executive officers and certain other employees and the Horizon Pharma nominees may be deemed participants in a solicitation of proxies in connection with the requests to call the special shareholders meetings. You can find information about Horizon Pharma’s directors, executive officers and such certain other employees and any individuals Horizon Pharma is seeking to nominate for election to the Depomed board of directors, as described in the Special Meetings Solicitation Statement, in Horizon Pharma’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 27, 2015, Horizon Pharma’s definitive proxy statement filed with the SEC on May 6, 2015, Horizon Pharma’s Current Report on Form 8-K/A filed with the SEC on July 27, 2015 and the Special Meetings Solicitation Statement and in such other solicitation statements, proxy statements or other documents that would be filed with the SEC in connection with the special shareholders meetings. You can find information about Depomed’s directors, executive officers and its employees who are participants in such solicitation in Depomed’s definitive proxy statement filed with the SEC on April 16, 2015 and the Special Meetings Solicitation Statement and in such other solicitation statements, proxy statements or other documents that would be filed with the SEC in connection with the special shareholders meetings. These documents are available free of charge at the SEC’s web site at www.sec.gov and, with respect to Horizon Pharma, from Investor Relations at Horizon Pharma as described above. Additional information regarding the interests of such potential participants is included in the Special Meetings Solicitation Statement and will be included in one or more registration statements, proxy statements or other documents filed with the SEC if and when they become available.

IMPORTANT CONTACT INFORMATION

If you have any questions about completing, executing and dating your WHITE and BLUE proxy cards, or delivering the document to MacKenzie Partners, Inc., or otherwise require assistance, please contact:

105 Madison Avenue

New York, NY 10016

Email: depomed@mackenziepartners.com

(212) 929-5500 (Call Collect)

Call toll-free: (800) 322-2885

Please complete, sign and date the enclosed WHITE and BLUE proxy cards and return the document to MacKenzie Partners, Inc. in the enclosed postage-paid envelope today. If you hold your shares through a bank or broker telephone and internet voting may be available, please see the enclosed voting instruction form for details.